Mid-Con Energy Partners, LP 2431 East 61st Street, Suite 850 Tulsa, Oklahoma 74136

January 10, 2017
VIA EDGAR

Mr. H. Roger Schwall Assistant Director Office of Natural Resources Division of Corporate Finance United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Mid-Con Energy Partners, LP Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 29, 2016 File No. 001-35374
Dear Mr. Schwall:
Set forth below are the responses of Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con,” “we,” “us,” the “Partnership” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2016, with respect to Mid-Con’s Form 10-K for the Fiscal Year ended December 31, 2015 filed with the Commission on February 29, 2016, File No. 001-35374 (our “Form 10-K”).
For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 10-K for Fiscal Year Ended December 31, 2015
Business, page 7
Estimated Proved Reserves, page 14

1.
We note your response to prior comment 4 indicating that all of the 483 gross wells referenced in your disclosure on page 17 are classified as shut-in. To the extent that future production from these wells is dependent upon future increases in commodity prices or future decreases in the related costs of production, subsequent to the date of your reserve estimate, please expand your disclosure to quantify the volumes involved and to discuss the range of economic factors that would correlate with a change in the producing status of these wells. Also tell us and expand your disclosure to discuss the number of gross wells and the related proved reserves for wells where the shut-in classification is due to operational factors, e.g. wells awaiting pipeline connections, wells awaiting connection to production facilities, or similar reasons unrelated to the commodity price at the 2015 fiscal year-end and beyond.

Response: Of the 483 gross wells classified as “shut-in”, 478 shut-in wells are not associated with proved reserves. The remaining 5 shut-in wells are associated with proved undeveloped reserves in

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission

January 10, 2017
Page

the Cushing field and are currently scheduled for return to production. The plan to return these 5 wells to production was not dependent upon a future positive change in economic factors. In addition, none of the 483 gross wells were classified as “shut-in” due to operational factors. We acknowledge the Staff’s comment and, if applicable, we will expand future disclosures to discuss circumstances of wells classified as “shut-in” due to economic, operational or other factors.

Notes to Consolidated Financial Statements
Supplementary Information, page 84
Estimated Proved Oil and Natural Gas Reserves (Unaudited), page 85

2.
We note your response to prior comment 11 does not indicate whether natural gas liquids are extracted from your produced gas and sold separately or if your natural gas is sold without extracting natural gas liquids. If natural gas liquids are extracted from your produced gas and sold separately, tell us the net quantities of natural gas liquids that were produced during 2013, 2014 and 2015; and the net quantities of proved reserves associated with natural gas liquids at the end of each period.

As you may know, natural gas liquids (NGLs) are considered to be a separate product type, subject to disclosure pursuant to Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4. Unless you are able to show that your NGLs are not material, these should be reported separately in disclosures made pursuant to Items 1202(a)(2) and 1204 of Regulation S-K. FASB ASC paragraph 932-235-50-4(a) likewise requires separate disclosure of natural gas liquids reserves that are significant.

However, if natural gas liquids are not extracted and sold separately, please expand your disclosure to clarify this aspect of your operations also to indicate that NGLs are included as part of your natural gas production and proved reserves if true.

Response: We acknowledge the Staff’s comment and will expand the disclosure in future filings to clarify our natural gas sales as follows: “We do not extract natural gas liquids from our natural gas production prior to the sale and transfer of title of the natural gas stream to our purchasers. While some of our purchasers extract natural gas liquids from the natural gas stream sold by us to them, we have no ownership in such natural gas liquids. Therefore we do not report natural gas liquids in our production or proved reserves.”
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Please direct any questions you have with respect to the foregoing to the undersigned at 918-748-3358 or Bill Cooper at 202-662-3044.
Sincerely,
/s/ Charles L. McLawhorn, III
Charles L. McLawhorn, III
Vice President, General Counsel & Secretary

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission

January 10, 2017
Page

cc:    William J. Cooper
Andrews Kurth Kenyon LLP